SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 14, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the Nine Months Ended September 30, 2017

TOKYO--(BUSINESS WIRE)--November 14, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) announces its consolidated financial results for the nine months ended September 30, 2017.

[This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.]

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;
ii.	its ability to improve user monetization;
iii.	its ability to successfully enter new markets and manage its business expansion;
iv.	its ability to compete in the global social network services market;
v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;
vi.	its ability to maintain good relationships with platform partners and attract new platform partners;
vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
viii.	its expectations regarding its user growth rate and the usage of its mobile applications;
ix.	its ability to increase revenues and its revenue growth rate;
x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;
xi.	its ability to successfully acquire and integrate companies and assets;
xii.	its future business development, results of operations and financial condition;
xiii.	the regulatory environment in which it operates;
xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and
xv.	changes in business or macroeconomic conditions.

LINE Corporation
Index

Cover

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

2. Business description

II. Business

1. Risk factors

2. Material contracts

3. Analysis of financial position, operating results and cash flow position

III. Company information

1. Share information

(1) Total number of shares

(2) Stock acquisition rights

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

(4) Rights plans

(5) Total number of shares issued, share capital, etc.

(6) Principal shareholders

(7) Voting rights

2. Directors and executive officers

IV. Accounting

1. Interim condensed consolidated financial statements (Unaudited)

(1) Interim condensed consolidated statement of financial position (Unaudited)

(2) Interim condensed consolidated statement of profit or loss (Unaudited)

(3) Interim condensed consolidated statement of comprehensive income (Unaudited)

(4) Interim condensed consolidated statement of change in equity (Unaudited)

(5) Interim condensed consolidated statement of cash flows (Unaudited)

2. Others

B. Information on guarantors

LINE Corporation

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term		17th term Nine months ended September 30, 2016	18th term Nine months ended September 30, 2017	17th term
Accounting period		From January 1, 2016 to September 30, 2016	From January 1, 2017 to September 30, 2017	From January 1, 2016 to December 31, 2016
Revenues		103,239	121,233	140,704
[Third quarter]	(Millions of yen)	[35,929]	[42,537]
Profit before tax from continuing operations	(Millions of yen)	15,266	21,198	17,990
Profit for the period	(Millions of yen)	5,684	12,184	7,104
Profit for the period attributable to the shareholders of the Company	(Millions of yen)	5,315	12,074	6,763
[Third quarter]		[2,756]	[1,801]
Total comprehensive income for the period, net of tax	(Millions of yen)	4,331	13,334	5,852
Equity attributable to the shareholders of the Company	(Millions of yen)	156,480	177,277	160,834
Total assets	(Millions of yen)	218,088	283,412	256,089
Basic profit for the period		28.54	55.09	34.84
[Third quarter]	(Yen)	[13.23]	[8.19]
Diluted profit for the period	(Yen)	25.68	50.90	31.48
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	71.8	62.6	62.8
Net cash provided by operating activities	(Millions of yen)	16,347	4,076	28,753
Net cash used in investing activities	(Millions of yen)	(4,059)	(16,959)	(34,086)
Net cash provided by financing activities	(Millions of yen)	84,427	2,266	106,628
Cash and cash equivalents at the end of the period	(Millions of yen)	129,515	123,981	134,698

Notes:	1.	Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.
	2.	Revenues do not include consumption taxes.
	3.	The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
	4.	As of September 30, 2017, equity attributable to the shareholders of the Company and total assets held by the shareholders of the Company increased as a result of the issuance of common stock for the following reason:
• Exercise of stock acquisition rights
5.

In 2017, the Company and its subsidiaries (collectively, the "Group") changed the rounding of its financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

2. Business description

During the nine months ended September 30, 2017, there were no material changes in the business of the Group (the Company or the principal subsidiaries and affiliates of the Company).

II. Business

1. Risk factors

During the nine months ended September 30, 2017, we entered into new businesses that may further expose the Group to certain operational risks described in the previous fiscal year’s securities report. Such new businesses are described below.

Note that any forward-looking statements herein are based on judgments of the Group as of this document’s submission date.

Also, the item numbers attached to the below headlines correspond to the item numbers of “A. Corporate information, II. Business, 4. Risk factors” in the previous fiscal year’s securities report.

(1) Attracting, keeping and monetizing users

The Group is promoting the cloud artificial intelligence (“AI”) platform business which includes the Group’s AI assistant technology “Clova.” Going forward, the Group plans to proactively invest in the development, and sale of new AI products, engage in promotional activities, etc., to secure a competitive edge in the market early on. However, it is uncertain whether or not the Group’s AI platform business will be profitable or competitive going forward.

For readers of this English translation: There were no material changes from the information presented in the Risk Factors section of the Company's Annual Report on Form 20-F (No. 001-37821) filed with the Securities and Exchange Commission (the "SEC") on March 31, 2017.

2. Material contracts

No important operational contracts, etc. were decided or entered into during the third quarter ended September 30, 2017.

For readers of this English translation: With respect to material contracts, there were no material changes from the information presented in the Company's Annual Report on Form 20-F (No. 001-37821) filed with the SEC on March 31, 2017.

3. Analysis of financial position, operating results and cash flow position

The analysis of financial position, operating results and cash flow position of the Group is as follows:

(1) Operating results

In the first nine months of 2017 (from January 1, 2017 to September 30, 2017), there was ongoing uncertainty in the global economy overall, including with respect to foreign exchange trends, primarily as a result of concern over the new U.S. administration’s protectionist economic policies and increased geopolitical risks in the Middle East and North Korea. At the same time, emerging economies in Asia, particularly the Chinese economy, began to show signs of respite from economic slowdown. Thailand, one of the Company’s key countries, enjoyed brisk exports despite appreciation of the baht, and achieved a year-on-year increase in GDP growth rates, while Taiwan increased its exports at a growth rate exceeding 10% for the first six months of 2017 compared with the same period of the previous year and maintained positive GDP growth rates for five consecutive years.

Meanwhile, in the Japanese economy, there were signs of recovery in exports in industries such as the IT industry, firm improvement in employment rates and personal income levels, while personal spending showed moderate improvement.

Amid such circumstances, in the internet industry in which the Group is engaged, the total number of mobile phone shipments in Japan for the fiscal year ended December 31, 2016 was 36.06 million, a decrease of 3.0% year on year. The ratio of smartphones to the total number of mobile phone shipments in Japan was 81.6%, an increase of 3.6 percentage points year on year. Although the overall number of mobile phone shipments in Japan has hit a ceiling, there was an increase in users switching from feature phones to smartphones and an increase in the number of SIM-free smartphones. Current estimates suggest that the number of smartphone contracts in Japan will exceed 100 million by year 2018, and the mobile internet market is expected to continue to grow on the back of this expansion (Source: MM Research Institute, Japan mobile phone handset shipment estimates for year 2016 and Overview of domestic mobile phone shipments for FY 2016).

In this business environment, the Group actively moved forward with the LINE business and portal segment. As of September 30, 2017, MAUs* in our four key countries (Japan, Taiwan, Thailand and Indonesia) reached 168 million, a year-on-year increase of 4.1%.

* Monthly Active Users (“MAUs”) in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Games through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month.

Revenues

The Group’s revenues from continuing operations from its major services in the first nine months of 2016 and 2017 are as follows:

	(In millions of yen)
	For the nine-month period
	ended September 30,
	2016	2017
LINE business and portal segment
Communication and content
Communication(1)	22,317	23,141
Content(2)	34,025	30,400
Others(3)	7,921	13,217
Sub-total	64,263	66,758

Advertising
LINE advertising(4)	31,423	46,634
Portal advertising	7,553	7,841
Sub-total	38,976	54,475
Total	103,239	121,233
(1)	Revenues from communication increased mainly due to the steady growth of Creators’ Themes released in April 2016, as well as a shortening of the time taken for stickers to pass the review process and enhancement of products by popular creators for Creators’ stickers.
(2)	Revenues from content decreased mainly due to a decrease in revenues generated by the LINE Games business as a result of fewer new title releases, although we are steadily promoting existing services such as LINE Manga, LINE Fortune and LINE MUSIC.
(3)	Revenues from others increased mainly due to the expansion of LINE Friends service primarily overseas as well as the launch of LINE Mobile in September 2016.
(4)	Revenues from LINE advertising increased mainly due to the continued growth of existing “messenger ads” such as Official Accounts as well as a significant increase in revenues generated by “performance ads” on Timeline and LINE NEWS provided by the LINE Ads Platform released in June 2016.

Profit from operating activities

Profit from operating activities consists of revenues and other operating income reduced by operating expenses. In the first nine months of 2017, other operating income included 10,444 million yen in gain on transfer of business resulting from restructuring of the camera application business. With respect to operating expenses, there was an increase in employee compensation expenses due to headcount growth in accordance with business expansion, an increase in marketing expenses due mainly to the active running of TV commercials for LINE Mobile, an increase in authentication and other service expenses due mainly to additional network costs for LINE Mobile accompanying arising number of users, an increase in depreciation expenses of furniture and fixtures which were newly purchased due to the relocation of the headquarter offices, and an increase in other operating expenses due to an increase in rent payments for the new headquarter offices, which were partially offset by a decrease in share-based payment expenses. Accordingly, the Group recorded operating expenses of 108,269 million yen, a year-on-year increase of 20.1%.

As a result, for the first nine months of 2017, the Group recorded profit from operating activities of 24,479 million yen, a year-on-year increase of 33.8%.

Profit for the period from continuing operations

The Group recorded profit before tax for the period from continuing operations of 21,198 million yen in the first nine months of 2017, a 38.9% increase year on year, due in part to an increase in profit from operating activities, a decrease in loss on foreign currency transactions, net, an increase in other non-operating income and a decrease in other non-operating expenses due to the revaluation of conversion right and redemption right of preferred stock which were offset in part by an increase in share of loss of associates and joint ventures mainly related to the Group’s interest in Snow Corporation. Income tax expense increased by 15.1% to 9,003 million yen for the first nine months of 2017 compared to the first nine months of 2016. On an after-tax basis, profit for the period from continuing operations was 12,195 million yen in the first nine months of 2017, an increase of 63.8% year on year. The effective tax rate for the nine-month period ended September 30, 2017 of 42.5% differed from the Japanese statutory tax rate of 31.7% for the year ending December 31, 2017. The effective income tax rate of 42.5% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates for which no deferred tax assets were recognized as the related tax benefits could not be recognized and due to recognition of share of loss on associates and joint ventures.

Profit for the period

Loss for the period from discontinued operations, which relate to the MixRadio business, for the first nine months of 2017 decreased from the corresponding period in 2016. Therefore, after subtracting the loss for the period from discontinued operations, profit for the period was 12,184 million yen in the first nine months of 2017, an increase of 114.3% year on year. Profit for the period attributable to the shareholders of the Company was 12,074 million yen in the first nine months of 2017, an increase of 127.2% year on year.

(2) Financial position

Regarding the financial position of the Group as of September 30, 2017, total assets of the Group increased by 27,323 million yen compared to the end of the previous fiscal year to 283,412 million yen. The main factors of increase were a 9,794 million yen increase in investments in associates and joint ventures mainly due to the acquisition of additional shares of Snow Corporation, an associate of the Group, in exchange for the camera application business, a 7,939 million yen increase in trade and other receivables due to increase in revenue, a 5,937 million yen increase in goodwill resulting from acquisition of subsidiaries, a 5,126 million yen increase in other financial assets, non-current, mainly due to the acquisition of debt instruments and the acquisition and revaluation of available-for-sale financial assets, and a 4,646 million yen increase in property and equipment, which related mainly to the relocation of the headquarter offices, while the main factor of decrease was a 10,717 million yen decrease in cash and cash equivalents.

Total liabilities increased by 7,105 million yen to 102,171 million yen as of September 30, 2017. The main factors of increase were a 3,811 million yen increase in advances received mainly due to an increase in unused LINE Points, a 2,772 million yen increase in other financial liabilities, current, mainly due to an increase in the balance of charges payable in the LINE Pay service, a 2,069 million yen increase in trade and other payables due to increased costs associated with increased revenues, and a 1,800 million yen increase in provisions, non-current, caused by an increase in provision for asset retirement associated with the relocation of the headquarter offices, while the main factor of decrease was a 2,860 million yen decrease in income taxes payables due to tax payments.

Total shareholders’ equity increased by 20,218 million yen to 181,241 million yen as of September 30, 2017. The main factors of increase were recognition of 12,074 million yen of profit for the period attributable to the shareholders of the Company, a 4,516 million yen increase in share capital and a 2,705 million yen increase in share premium mainly due to exercise of stock options, recognition of share-based compensation expenses and issuance of common shares due to the introduction of the Employee Stock Ownership Plan (J-ESOP), and a 3,775 million yen increase in non-controlling interests mainly due to acquisition of subsidiaries. Such increases were offset in part by the acquisition of 4,000 million yen worth of treasury shares following the introduction of the Employee Stock Ownership Plan.

(3) Cash flow position

The balance of cash and cash equivalents (hereinafter, "cash") as of September 30, 2017 decreased by 10,717 million yen from the end of the previous fiscal year to 123,981 million yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash provided by operating activities was 4,076 million yen in the first nine months of 2017, compared to net cash provided by operating activities of 16,347 million yen in the first nine months of 2016. Cash provided by operating activities in the first nine months of 2017 primarily consisted of profit before tax of 21,181 million yen and gain on loss of control of subsidiaries of 10,444 million yen, which were partly offset by adjustment for non-cash items including depreciation and amortization expenses of 4,887 million yen and share of loss of associates and joint ventures of 4,308 million yen. Cash used in operating activities in the first nine months of 2017 primarily consisted of income taxes paid of 11,151 million yen and an increase of 7,522 million yen in trade and other receivables, partially offset by an increase of 3,686 million yen in advances received.

Cash flows from investing activities

Net cash used in investing activities was 16,959 million yen in the first nine months of 2017, compared to net cash used in investing activities of 4,059 million yen in the first nine months of 2016. Factors affecting the cash outflows in the first nine months of 2017 are primarily related to acquisition of property and equipment and intangible assets of 8,413 million yen, purchase of debt instruments of 4,433 million yen and acquisition of subsidiaries and business, net of cash acquired of 3,876 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 2,266 million yen in the first nine months of 2017, compared to net cash provided by financing activities of 84,427 million yen in the first nine months of 2016. The cash inflows in the first nine months of 2017 are primarily related to proceeds from exercise of stock options of 2,030 million yen.

(4) Operational and financial issues to be addressed

During the nine months ended September 30, 2017, there were no material changes in operational and financial issues to be addressed by the Group.

(5) Research and development activities

Not applicable.

III. Company information

1. Share information

(1) Total number of shares

a. Total number of shares authorized

Total number of shares authorized
Class	(Share)
Common stock	690,000,000
Total	690,000,000

b. Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of September 30, 2017)	Number of shares issued as of filing date (Shares; as of November 14, 2017)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	221,658,310	222,739,810	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one "unit" of common stock. Common stock is not restricted by any significant limitations in terms of shareholders' rights.
Total	221,658,310	222,739,810	—	—

Note:	"Number of shares issued as of filing date" does not include the number of shares issued upon the exercise of the stock options during the period from November 1, 2017 until the filing date of this Quarterly Securities Report.

(2) Stock acquisition rights

Stock options (warrants) issued during the third quarter period are as follows:

a. 20th series of stock options (warrants)

Date of resolution	June 26, 2017
Number of stock options (Units)	12,621 (Note 1)
Number of treasury stock options included in stock options (Units)	—
Class of share to be issued upon exercise of stock options	Common stock
Number of shares to be issued upon exercise of stock options (Shares)	1,262,100 (Note 2)
Exercise price of each stock option (Yen)	4,206 (Note 3)
Exercise period for stock options	From July 18, 2018 to July 18, 2027
Per share issue price and amount incorporated into capital per share upon exercise of stock options (Yen) (Note 4)	Issue price: Amount incorporated into capital:	5,751 2,876
Conditions for exercise of stock options	(Note 5, 7)
Matters relating to transfer of stock options	Acquisition of stock options by transfer will be subject to approval of the Company’s Board of Directors.
Matters relating to substitute payment	—
Matters relating to granting of stock options in association with organizational restructuring	(Note 6)

Notes:

1. The number of shares to be issued upon exercise of one warrant shall be 100.

2. If the Company conducts a share split (including gratuitous allotment of shares of common stock of the Company; the same applies below to the description of a share split) or share consolidation of shares of common stock of the Company, the Company shall adjust the number of allotted shares using the following formula; and any fractions less than 1 share arising due to such adjustment shall be rounded down.

Number of Allotted Shares After Adjustment	=	Number of Allotted Shares Before Adjustment	×	Share split or share consolidation ratio

Number of Allotted Shares After Adjustment shall be applied, in the case of a share split, on or after the record date of the share split (if no record date is determined, the effective date of the share split); and in the case of a share consolidation, on or after the effective date of the share consolidation. However, if a share split is conducted on condition that a proposal is passed at the Company’s shareholders’ meeting to reduce the amount of surplus and increase the amount of stated capital or capital reserve, and where the date of the close of that shareholders’ meeting or any date before that is to be the record date for the share split, then the Number of Allotted Shares After Adjustment shall be applied on or after the date immediately following the date on which the shareholders’ meeting is closed.

3. If the Company conducts a share split or share consolidation after the allotment date with respect to its common stock, it shall adjust the exercise price using each of the respective formulas set forth below; and any fractions less than 1 yen arising due to the adjustment shall be rounded up.

1) When conducting a share split or a share consolidation

Exercise Price After Adjustment	=	Exercise Price Before Adjustment	×	1
Share split or share consolidation ratio

Exercise Price After Adjustment shall be applied, in the case of a share split, on or after the record date of the share split (if no record date is determined, the effective date of the share split); and in the case of a share consolidation, on or after the effective date of the share consolidation. However, if a share split is conducted on condition that a proposal is passed at the Company’s shareholders’ meeting to reduce the amount of surplus and increase the amount of stated capital or capital reserve, and where the date of the close of that shareholders’ meeting or any date before that is to be the record date for the share split, then the Exercise Price After Adjustment shall be applied on or after the date immediately following the date on which the shareholders’ meeting is closed.

2) When issuing new shares of the Company’s common stock or disposing of treasury shares at a price lower than the market value (excluding where the foregoing is conducted by exercising warrants)

				Number of Shares Already Issued	+	Number of shares to be newly issued	×	Amount to be Paid-in Per Share
Exercise Price After Adjustment	＝	Exercise Price Before Adjustment	×			Market Value Per Share
Number of Shares Already Issued + Number of Shares to be Newly Issued

3) In addition to the above, if it is appropriate to adjust the exercise price because of the Company’s merger with another company, among others, after the allotment date, the Company shall adjust the exercise price as necessary to a reasonable extent.

4. Per share issue price upon exercise of stock options is the sum of 4,206 yen, which is the exercise price of each stock option and 1,545 yen, which is the fair value of each stock option when the stock option was granted.

5. Conditions for exercise of warrants

1) In the case of death of a warrant holder, an heir of that holder cannot exercise that holder’s warrants. However, the foregoing shall not apply if the Company’s Board of Directors approves such exercise.

2) Warrant holders must be in the position of director of the Company or its associated companies (i.e., the associated companies as set forth in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, etc.) when exercising the warrants. However, this shall not apply in cases of the retirement of a director of the Company or its associated companies due to the expiration of his or her term of office, or other cases determined to have a reason to be justified by the Company’s Board of Directors.

3) Each warrant cannot be exercised partially.

6. If the Company conducts a merger (limited to where the Company will disappear in a merger), absorption-type split or incorporation-type split (in each case, limited to where the Company becomes a splitting company), or share exchange or share transfer (in each case, limited to where the Company becomes a wholly-owned subsidiary) (collectively, the “Organizational Restructuring”), the Company shall deliver to warrant holders who hold the remaining warrants (the “Remaining Warrants”) at the time immediately preceding the effective date of the Organizational Restructuring (i.e., in each case, the date on which the absorption-type merger becomes effective, the date on which a stock company is incorporated through the consolidation-type merger, the date on which the absorption-type split becomes effective, the date on which a stock company is incorporated through the incorporation-type split, the date on which the share exchange becomes effective, or the date on which a wholly-owning parent company is incorporated through the share transfer; the same below) warrants of any of the stock companies listed in Article 236, Paragraph 1, Item 8, (a) to (e) of the Companies Act (the “Restructured Company”), upon the respective Organizational Restructuring. In this case, the Remaining Warrants shall disappear, and the Restructured Company shall newly issue warrants. However, an absorption-type merger agreement, consolidation-type merger agreement, absorption-type split agreement, incorporation-type split plan, share exchange agreement, or share transfer plan shall state that warrants of the Restructured Company shall be delivered according to each of the following:

(i)	Number of warrants of the Restructured Company to be delivered
The number equivalent to the number of the Remaining Warrants held by the respective Warrant Holders shall be delivered.
(ii)	Class of shares of the Restructured Company subject to warrants
Common stock of the Restructured Company
(iii)	Number of shares of the Restructured Company subject to warrants
To be determined according to “Number of share to be issued upon exercise of stock options” above by taking into consideration the conditions and the like for the Organizational Restructuring.
(iv)	Value of assets to be contributed upon the exercise of warrants
The value of assets to be contributed upon the exercise of each warrant to be delivered shall be the amount obtained by taking into consideration the conditions and the like of the Organizational Restructuring, and by multiplying (a) the Exercise Price after the Organizational Restructuring, which is obtained by adjusting the exercise price determined according to “Amount of payments for stock options” above, by (b) the number of shares of the Restructured Company subject to the warrants, which is determined according to (iii) above.
(v)	Exercise period of warrants
The exercise period shall be from the later of either (a) the commencement date of the period in which warrants may be exercised as set forth in “Exercise period for stock options” above, or (b) the effective date of the Organizational Restructuring, to the expiration date of the period in which warrants may be exercised as set forth in “Exercise period for stock options” above.
(vi)	Matters regarding stated capital and capital reserve that are to increase when shares are issued upon the exercise of warrants
To be determined according to “Share issue price and amount incorporated into capital in the event of issuance of shares upon exercise of stock options” above.
(vii)	Restriction on acquisition of warrants by transfer
The acquisition of warrants by transfer shall require the approval of the Board of Directors of the Restructured Company.
(viii)	Clauses regarding acquisition of warrants
To be determined according to “Grounds on which the Company may acquire warrants and conditions related to acquisition of warrants” below.

7. Grounds on which the Company may acquire warrants and conditions related to acquisition of warrants

If a proposal under the following items 1), 2), 3), 4), or 5) is approved at the Company’s shareholders’ meeting (in the case where a resolution at a shareholders’ meeting is not required, if a resolution is passed by the Company’s Board of Directors or a determination is made by a delegated executive officer in accordance with Article 416, paragraph 4 of the Companies Act), the Company may acquire a warrant without compensation on a date separately determined by the Board of Directors (or by a delegated executive officer in accordance with Article 416, paragraph 4 of the Companies Act):

1) a proposal to approve a merger agreement by which the Company will be disappearing company;

2) a proposal to approve a split agreement or a split plan by which the Company will be a splitting company;

3) a proposal to approve a share exchange agreement or a share transfer plan by which the Company will be a wholly-owned subsidiary;

4) a proposal to approve an amendment to the Company’s articles of incorporation establishing a provision, with respect to all issued shares of the Company, that an acquisition of those shares by transfer shall require the Company’s approval; or

5) a proposal to approve an amendment to the Company’s articles of incorporation establishing a provision, with respect to shares of the class subject to the warrants, that an acquisition of those shares by transfer shall require the Company’s approval, or with respect to the shares of that class, that the Company shall acquire all of those shares by a resolution of the Company’s shareholders’ meeting.

b. 21st series of stock options (warrants)

Date of resolution	June 26, 2017
Number of stock options (Units)	11,239 (Note 1)
Number of treasury stock options included in stock options (Units)	—
Class of share to be issued upon exercise of stock options	Common stock
Number of shares to be issued upon exercise of stock options (Shares)	1,123,900 (Note 2)
Exercise price of each stock option (Yen)	4,206 (Note 3)
Exercise period for stock options	From July 18, 2018 to July 18, 2027
Per share issue price and amount incorporated into capital per share upon exercise of stock options (Yen) (Note 4)	Issue price: Amount incorporated into capital:	5,751 2,876
Conditions for exercise of stock options	(Note 5, 7)
Matters relating to transfer of stock options	Acquisition of stock options by transfer will be subject to approval of the Company’s Board of Directors.
Matters relating to substitute payment	—
Matters relating to granting of stock options in association with organizational restructuring	(Note 6)
Notes:	1. Same as note 1 for “a. 20th series of stock options (warrants)” above.
2. Same as note 2 for “a. 20th series of stock options (warrants)” above.
3. Same as note 3 for “a. 20th series of stock options (warrants)” above.
4. Same as note 4 for “a. 20th series of stock options (warrants)” above.
5. Same as note 5 for “a. 20th series of stock options (warrants)” above.
6. Same as note 6 for “a. 20th series of stock options (warrants)” above.
7. Same as note 7 for “a. 20th series of stock options (warrants)” above.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Rights plans

Not applicable.

(5) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
July 18, 2017 (Note 2)	1,007,810	220,414,810	1,999	81,918	1,999	71,983
July 1, 2017 to September 30, 2017 (Note 3)	1,243,500	221,658,310	453	82,371	453	72,436
Notes:	1.	Amounts less than one thousand yen are rounded down.
	2.	Third-party offering (Employee Stock Ownership Plan (J-ESOP))
		Issue price	3,969 yen
		Amount incorporated into capital	1,984.5 yen
		Allottees	Trust & Custody Services Bank, Ltd. (Trust E)
	3.	Increase in total number of shares issued as a result of the exercise of stock options.
	4.	Total number of shares issued increased by 1,081,500 shares, and share capital and legal capital reserve each increased by 212 million yen upon the exercise of the stock options during the period from October 1, 2017 to October 31, 2017.

(6) Principal shareholders

The principal shareholders are not presented on account of the current quarterly accounting period being the third quarter period.

(7) Voting rights

a. Shares issued

(As of September 30, 2017)

Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	—	—	—
Shares with full voting rights (others)	Common stock 221,641,400	2,216,414	100 shares constitute one "unit" of common stock. Common stock is not restricted by any significant limitations in terms of shareholders' rights.
Shares constituting less than one unit	Common stock 16,910	—	—
Total number of shares issued	Common stock 221,658,310	—	—
Total number of voting rights held by all shareholders	—	2,216,414	—
Notes:	1.	Common stock in “Shares with full voting rights (others) “includes 1,007,800 stocks held by the Trust for Employee Stock Ownership Plan (J-ESOP).
	2.	“Shares constituting less than one unit “includes 10 stocks of the Group, which is held by the Trust for the Employee Stock Ownership Plan (J-ESOP).

b. Treasury stock, etc.

In connection with the Company’s implementation of an Employee Stock Ownership Plan (J-ESOP), Trust & Custody Services Bank, Ltd. (Trust E) holds 1,007,810 shares of the Company’s stock as trust property. Said shares are recorded as treasury stock in the interim condensed consolidated financial statements as per accounting policies. However, these shares hold voting rights and do not qualify as treasury stock as set forth in the Companies Act. As such, in the above “a. Shares issued,” they are included in “Shares with full voting rights (others)” and are not included in “Shares with restricted voting rights (treasury stock, etc.)” or “Shares with full voting rights (treasury stock, etc.).” Therefore, there is nothing to disclose in this section.

2. Directors and executive officers

Not applicable.

IV. Accounting

Preparation of interim condensed consolidated financial statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, "Interim Financial Reporting" pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the "Ordinance on QCFS").

In 2017, the Group changed the rounding of its interim condensed consolidated financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

1 Interim condensed consolidated financial statements

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	Notes	December 31, 2016	September 30, 2017
Assets
Current assets
Cash and cash equivalents		134,698	123,981
Trade and other receivables	7	28,167	36,106
Other financial assets, current	7	6,952	5,470
Inventories		961	2,915
Other current assets		3,929	7,237
Total current assets		174,707	175,709
Non-current assets
Property and equipment	5	9,029	13,675
Goodwill	15	3,400	9,337
Other intangible assets	15	1,851	4,280
Investments in associates and joint ventures	17	12,712	22,506
Other financial assets, non-current	7	35,715	40,841
Deferred tax assets	6	18,385	16,634
Other non-current assets		290	430
Total non-current assets		81,382	107,703
Total assets		256,089	283,412
Liabilities
Current liabilities
Trade and other payables	7	21,532	23,601
Other financial liabilities, current	7	24,497	27,269
Accrued expenses		9,049	9,943
Income tax payables		5,699	2,839
Advances received		11,286	15,097
Deferred revenue		9,739	9,190
Provisions, current		964	581
Other current liabilities		3,670	1,537
Total current liabilities		86,436	90,057
Non-current liabilities
Other financial liabilities, non-current	7	–	174
Deferred tax liabilities	6	1,161	1,784
Provisions, non-current	5	1,120	2,920
Post-employment benefits		6,204	7,029
Other non-current liabilities		145	207
Total non-current liabilities		8,630	12,114
Total liabilities		95,066	102,171
Shareholders’ equity
Share capital	8	77,856	82,372
Share premium	8	91,208	93,913
Treasury shares	8	–	(4,000)
Accumulated deficit		(12,381)	(299)
Accumulated other comprehensive income		4,151	5,291
Equity attributable to the shareholders of the Company		160,834	177,277
Non-controlling interests	15	189	3,964
Total shareholders’ equity		161,023	181,241
Total liabilities and shareholders’ equity		256,089	283,412

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)

For the nine-month period ended September 30,

	Notes	2016	2017
Revenues and other operating income:
Revenues	4	103,239	121,233
Other operating income	9	5,212	11,515
Total revenues and other operating income		108,451	132,748

Operating expenses:
Payment processing and licensing expenses		(22,435)	(22,320)
Employee compensation expenses	13	(28,889)	(30,064)
Marketing expenses		(7,552)	(10,396)
Infrastructure and communication expenses		(5,657)	(6,610)
Authentication and other service expenses		(9,720)	(17,221)
Depreciation and amortization expenses	5	(3,659)	(4,887)
Other operating expenses	18	(12,245)	(16,771)
Total operating expenses		(90,157)	(108,269)
Profit from operating activities		18,294	24,479
Finance income		55	136
Finance costs		(58)	(18)
Share of loss of associates and joint ventures	17	(326)	(4,308)
Loss on foreign currency transactions, net		(1,646)	(295)
Other non-operating income	12	4	1,268
Other non-operating expenses	12	(1,057)	(64)
Profit before tax from continuing operations		15,266	21,198
Income tax expenses	6	(7,819)	(9,003)
Profit for the period from continuing operations		7,447	12,195
Loss from discontinued operations, net of tax	10	(1,763)	(11)
Profit for the period		5,684	12,184
Attributable to:
The shareholders of the Company	11	5,315	12,074
Non-controlling interests		369	110

	(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	11	28.54	55.09
Diluted profit for the period attributable to the shareholders of the Company	11	25.68	50.90
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	11	38.00	55.14
Diluted profit from continuing operations attributable to the shareholders of the Company	11	34.20	50.95
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	11	(9.46)	(0.05)
Diluted loss from discontinued operations attributable to the shareholders of the Company	11	(8.52)	(0.05)

(2) Interim Condensed Consolidated Statement of Profit or Loss – Unaudited (continued)

(In millions of yen)

For the three-month period ended September 30,

	Notes	2016	2017
Revenues and other operating income:
Revenues	4	35,929	42,537
Other operating income	9	170	491
Total revenues and other operating income		36,099	43,028

Operating expenses:
Payment processing and licensing expenses		(7,307)	(7,296)
Employee compensation expenses		(9,775)	(10,799)
Marketing expenses		(2,798)	(2,538)
Infrastructure and communication expenses		(1,881)	(2,225)
Authentication and other service expenses		(3,583)	(6,512)
Depreciation and amortization expenses	5	(1,425)	(1,870)
Other operating expenses	18	(4,403)	(5,938)
Total operating expenses		(31,172)	(37,178)
Profit from operating activities		4,927	5,850
Finance income		15	69
Finance costs		(18)	(4)
Share of loss of associates and joint ventures	17	(182)	(1,865)
(Loss)/gain on foreign currency transactions, net		(270)	34
Other non-operating income	12	109	183
Other non-operating expenses	12	(3)	(30)
Profit before tax from continuing operations		4,578	4,237
Income tax expenses	6	(1,663)	(2,598)
Profit for the period from continuing operations		2,915	1,639
Loss from discontinued operations, net of tax	10	(97)	(4)
Profit for the period		2,818	1,635
Attributable to:
The shareholders of the Company	11	2,756	1,801
Non-controlling interests		62	(166)

			(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	11	13.23	8.19
Diluted profit for the period attributable to the shareholders of the Company	11	12.06	7.59
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	11	13.69	8.21
Diluted profit from continuing operations attributable to the shareholders of the Company	11	12.48	7.61
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	11	(0.46)	(0.02)
Diluted loss from discontinued operations attributable to the shareholders of the Company	11	(0.42)	(0.02)

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(In millions of yen)

For the nine-month period ended September 30,

	Notes	2016	2017
Profit for the period		5,684	12,184
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	12	(729)	1,958
Reclassification to profit or loss		276	(664)
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the period		(929)	213
Reclassification to profit or loss		50	(13)
Proportionate share of other comprehensive income of associates and joint ventures		(16)	4
Income tax relating to items that may be reclassified subsequently to profit or loss		(5)	(348)
Total other comprehensive income for the period, net of tax		(1,353)	1,150
Total comprehensive income for the period, net of tax		4,331	13,334
Attributable to:
The shareholders of the Company		3,925	13,212
Non-controlling interests		406	122

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited (continued)

(In millions of yen)

For the three-month period ended September 30,

	Notes	2016	2017
Profit for the period		2,818	1,635
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	12	121	(2,337)
Reclassification to profit or loss		3	26
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period		327	(191)
Reclassification to profit or loss		–	(13)
Proportionate share of other comprehensive income of associates and joint ventures		(3)	7
Income tax relating to items that may be reclassified subsequently to profit or loss		(46)	581
Total other comprehensive income for the period, net of tax		402	(1,927)
Total comprehensive income/(loss) for the period, net of tax		3,220	(292)
Attributable to:
The shareholders of the Company		3,158	(135)
Non-controlling interests		62	(157)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)
	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2016		12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533
Comprehensive income/(loss)
Profit for the period		–	–	5,315	–	–	–	5,315	369	5,684
Other comprehensive income		–	–	–	(1,168)	(222)	–	(1,390)	37	(1,353)
Total comprehensive income/(loss) for the period		–	–	5,315	(1,168)	(222)	–	3,925	406	4,331
Recognition of share-based payments	8,13	–	7,315	–	–	–	–	7,315	–	7,315
Forfeiture of stock options	8,13	–	(55)	55	–	–	–	–	–	–
Exercise of stock options	8,13	1,296	(76)	–	–	–	–	1,220	–	1,220
Acquisition of subsidiary	15	–	–	–	–	–	–	–	93	93
Initial public offering	8	63,424	62,853	–	–	–	–	126,277	–	126,277
Other		–	–	–	–	–	–	–	0	0
Balance at September 30, 2016		77,316	89,020	(13,834)	(928)	6,695	(1,789)	156,480	289	156,769

(In millions of yen)
	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total Shareholders’ equity
Balance at January 1, 2017		77,856	91,208	–	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income
Profit for the period		–	–	–	12,074	–	–	–	12,074	110	12,184
Other comprehensive income		–	–	–	–	189	949	–	1,138	12	1,150
Total comprehensive income for the period		–	–	–	12,074	189	949	–	13,212	122	13,334
Recognition of share-based payments	8,13	–	1,273	–	–	–	–	–	1,273	–	1,273
Forfeiture of stock options	8,13	–	(8)	–	8	–	–	–	–	–	–
Exercise of stock options	8,13	2,516	(498)	–	–	–	–	–	2,018	–	2,018
Acquisition of non-controlling interest	8,16	–	(52)	–	–	2	–	–	(50)	15	(35)
Acquisition of subsidiaries	16	–	–	–	–	–	–	–	–	3,638	3,638
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8	2,000	1,990	(4,000)	–	–	–	–	(10)	–	(10)
Balance at September 30, 2017		82,372	93,913	(4,000)	(299)	17	6,598	(1,324)	177,277	3,964	181,241

(5) Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(In millions of yen)

For the nine-month period ended September 30,

	Notes	2016	2017
Cash flows from operating activities
Profit before tax from continuing operations		15,266	21,198
Loss before tax from discontinued operations	10	(2,699)	(17)
Profit before tax		12,567	21,181
Adjustments for:
Depreciation and amortization expenses		3,659	4,887
Finance income		(55)	(136)
Finance costs		58	18
Share-based compensation expenses	8,13	7,313	1,597
Gain on loss of control of subsidiaries and business transfer	9	(1,752)	(10,444)
Loss/(gain) on financial assets at fair value through profit or loss	12	676	(470)
Gain on disposal of property and equipment and intangible assets		(2,339)	-
Impairment loss of available-for-sale financial assets	7	276	34
Gain on available-for-sale financial assets	7	-	(703)
Share of loss of associates and joint ventures	17	326	4,308
Loss/(gain) on foreign currency transactions, net		1,524	(273)
Changes in:
Trade and other receivables		1,847	(7,522)
Inventories		487	(1,934)
Trade and other payables		(5,860)	1,872
Accrued expenses		(164)	623
Deferred revenue		1,559	(699)
Advances received		742	3,686
Provisions		88	(214)
Post-employment benefits		629	1,087
Other current assets		(734)	(1,572)
Other current liabilities		2,510	427
Others		(123)	(727)
Cash provided by operating activities		23,234	15,026
Interest received		51	149
Interest paid		(54)	(17)
Dividends received		4	69
Income taxes paid		(6,888)	(11,151)
Net cash provided by operating activities		16,347	4,076
Cash flows from investing activities
Purchase of time deposits		(731)	(1,283)
Proceeds from maturities of time deposits		326	98
Purchase of equity investments	12	(434)	(2,885)
Proceeds from sales of equity investments		-	1,512
Purchase of debt instruments		-	(4,433)
Proceeds from redemption of debt instruments		-	3,113
Acquisition of property and equipment and intangible assets		(3,473)	(8,413)
Proceeds from disposal of property and equipment and intangible assets		5,078	343
Investments in associates and joint ventures	17	(782)	(2,593)
Payments of the office security deposits		(2,480)	(559)
Refund of office securities deposits		161	1,555
Payments of the guarantee deposits for the Japanese Payment Services Act		(790)	(240)
Return of the guarantee deposits for the Japanese Payment Services Act		-	3,325
Return of the office security deposits received under sublease arrangement		(8)	-
Payments for loan receivables	9, 15	-	(2,160)
Collection of loan receivables		0	49
Acquisition of subsidiaries and business, net of cash acquired	9, 15	(423)	(3,876)
Cash disposed on loss of control of subsidiary and business transfer		(485)	(581)
Others		(18)	69
Net cash used in investing activities		(4,059)	(16,959)

(5) Interim Condensed Consolidated Statement of Cash Flows – Unaudited (continued)

(In millions of yen)

For the nine-month period ended September 30,

	Notes	2016	2017
Cash flows from financing activities
Repayment of short-term borrowings, net		(42,427)	(50)
Payments for redemption of bonds		(510)	-
Payments of common shares issuance costs	8	(702)	(22)
Proceeds from initial public offering	8	126,848	-
Proceeds from exercise of stock options	8	1,220	2,030
Payments for acquisition of interest in subsidiaries from non-controlling interests	16	-	(35)
Proceed from the payment received from non-controlling interests	16	-	343
Others		(2)	-
Net cash provided by financing activities		84,427	2,266
Net increase/(decrease) in cash and cash equivalents		96,715	(10,617)
Cash and cash equivalents at the beginning of the year		33,652	134,698
Effect of exchange rate fluctuations on cash and cash equivalents		(852)	(100)
Cash and cash equivalents at the end of the interim reporting period		129,515	123,981

Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1. Reporting Entity

LINE Corporation (the “Company”) was incorporated in September, 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

Shares of the Company’s common stock are traded on the New York Stock Exchange, in the form of American depositary shares, and on the Tokyo Stock Exchange.

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content is provided via the LINE platform, while advertising services are provided via LINE advertising, livedoor blog and NAVER Matome.

2. Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

In 2017, the Group changed the rounding of its financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2016.

The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on November 14, 2017.

The Company meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

On February 12, 2016, the board of directors approved the abandonment of the MixRadio service (“MixRadio”). The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

Intercompany balances and transactions have been eliminated upon consolidation.

3. Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2016.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2017 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2016 and 2017 and annual consolidated financial statements as of December 31, 2016.

Standards issued but not yet effective

IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry, with limited exceptions. The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. These transactions are satisfied over time and measured by the progress towards complete satisfaction of performance obligations. The Group has preliminarily assessed that, except for the items mentioned below, many of the methods currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15.

(1) LINE Stickers and Creator Stickers
The new standard will result in a change to the timing of revenue recognition, whereby revenue will be recognized over an estimated usage period on a straight-line method rather than the current method, which is over time but on an accelerated basis.
Under the current standard, the Group determines that the measuring method which best depicts the progress towards satisfaction of performance based on a contract is the user usage pattern of Stickers which represents the consumption of the user’s benefits, and recognizes revenue during the earlier part of the estimated usage period.
On the other hand, the concept of a service of standing ready is clarified under IFRS 15. IFRS 15 clarified the service of standing ready as to provide services or to make services available to the users for their use as and when the users decide. The Group determines that LINE Stickers and Creator Stickers services which the Group provides to its users are similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased Stickers is to make the Stickers and Creator Stickers available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes LINE Stickers and Creator Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is evenly satisfied over time.
As a result, the Group has preliminarily assessed that a straight-line method over an estimated usage period is the best method to measure the progress towards complete satisfaction of the performance obligation.

(2) LINE Sponsored Stickers
The new standard will result in a change to the timing of revenue recognition, whereby revenue will be recognized over a contract period on a straight-line method rather than the current method, which is over time but on an accelerated basis.
Under the current standard, the Group determines that the measuring method which best depicts the progress towards satisfaction of performance based on a contract is the users usage pattern of Sponsors Stickers which represent its progress of rendering the services, and recognizes revenue based on the users usage pattern of Sponsors Stickers which is weighted towards the earlier part of the period.
On the other hand, under IFRS 15, the definition of a “customer” is clarified and it is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration”. Also, the contract with “customers” is within the scope of IFRS 15, and IFRS 15 requires to measure the progress towards complete satisfaction of a performance obligation to “customers”.
In the LINE Sponsored Stickers contract, only an advertiser is obligated to pay consideration for Sponsored Stickers service to the Group, and the users who use Sponsored Stickers do not pay any consideration to the Group directly or indirectly. Therefore, the Group determines the advertisers as “customers”. The performance obligation of the Group to the advertisers is to make the Sponsored Stickers available to the users for their use at any time over a contract period. Accordingly, the Group has preliminarily assessed that a straight-line method over a contract period is the best method to measure the progress towards complete satisfaction of the performance obligation.

(3) LINE Point Ad
The new standard will result in a change to the timing of revenue recognition, whereby the Group will recognize revenue at the time when the LINE Points are issued to the users rather than when the LINE Points are utilized by the users.
Under the current standard, the portion of the revenue of LINE Point Ad service attributable to LINE Points is measured at the fair value of LINE Points, and revenue related to unused LINE Points at the end of the accounting period is deferred, while revenue related to redeemed LINE Points is recognized in accordance with the revenue recognition policy for the virtual item purchased.
On the other hand, the definition of a “customer” is clarified under IFRS 15 as mentioned above. Upon the adoption of the IFRS 15, the Group determines the advertisers as customers for LINE Point Ad services because only the advertisers pay consideration to the Group for the advertising services the Group provides and the users who receive LINE Points, do not pay any consideration directly or indirectly. The Group considers its performance obligation in the contract with a customer who is an advertiser, is to be satisfied when the Group issues the LINE Points to the users because the Company does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE points, thereafter for the advertisers.
As a result, the Group has preliminarily assessed to recognize revenue at the time when LINE Points are issued to the users.
Also, upon the adoption of IFRS 15, the Group expects to recognize provisions for the expenses expected to be incurred in relation to the consumption of LINE points and such expenses are recognized at the same time as LINE Points are issued to the users and as the Group satisfies its performance obligations.

The Group is currently evaluating the impact of a cost of obtaining a contract, the results of preliminary assessments mentioned above and other items affected from the implementation of IFRS 15, and it is not practicable to provide a reasonable financial estimate of the potential effect of the application of IFRS 15 until the detailed review is complete. As a result, the above preliminary assessment is subject to change. The Group does not intend to early adopt the standard as it plans to apply from January 1, 2018, and intends to complete the impact assessment during 2017. Also, even though the Group disclosed in its 2016 financial statements that the Group intended to use the full retrospective method upon adoption, due to the costs of applying such method, the Group is re-evaluating whether to use the full retrospective method or the modified retrospective method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

4. Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group's Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company's board of directors. No operating segments have been aggregated to form the reportable segments.

Description of Reportable Segment

The Group has a single reportable segment:

LINE business and portal segment	–	The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE PLAY. Others within communication and contents include LINE Friends. Advertising services are provided via LINE advertising, livedoor blog and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers, LINE Point Ads and performance ads, which are provided in Timeline and LINE NEWS.

5. Property and Equipment

During the nine-month periods ended September 30, 2016 and 2017, the Group acquired property and equipment with a cost of 3,949 million yen and 8,478 million yen, respectively. During the nine-month period ended September 30, 2016, such purchases mainly consisted of server infrastructure in the amount of 1,665 million yen. During the nine-month period ended September 30, 2017, such purchases mainly consisted of server infrastructure in the amount of 2,816 million yen as well as furniture and fixture in the amount of 2,736 million yen and the recognition of asset retirement obligations in the amount of 1,493 million yen related to the relocation of the headquarter offices.

Contractual commitments for the acquisition of property and equipment as of December 31, 2016 and September 30, 2017 were 1,464 million yen and 854 million yen, respectively.

6. Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the nine-month period ended September 30, 2016 of 51.2% differed from the Japanese statutory tax rate of 35.6% for the year ended December 31, 2015. The effective income tax rate of 51.2% was higher than the Japanese statutory tax rate primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors, and partially due to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the nine-month period ended September 30, 2017 of 42.5% differed from the Japanese statutory tax rate of 33.1% for the year ended December 31, 2016. The effective income tax rate of 42.5% was higher than the Japanese statutory tax rate primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the nine-month period ended September 30, 2017 was 42.5% compared to the effective tax rate of 51.2% for the nine-month period ended September 30, 2016. This change resulted mainly from an increase in the estimated annual profit before tax and a decrease in estimated annual non-deductible share-based payment expenses for the year ending December 31, 2017 as compared to the year ended December 31, 2016, resulting in a decrease in the percentage of income tax expenses over the profit before tax from continuing operations for the nine-month period ended September 30, 2017 compared to the same period in 2016. The decrease in estimated annual non-deductible share-based payment expenses is mainly due to the fact that the recognition period of share-based payment expenses, which corresponds to the vesting period of the stock options granted in previous years to the directors and employees, was completed in the three-month period ended March 31, 2017.

7. Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement as of December 31, 2016 and September 30, 2017, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 12 Fair Value Measurements for more details on the financial instruments which are measured at fair value.

(In millions of yen)

	December 31, 2016		September 30, 2017
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	28,167		36,106
Other financial assets, current
Loans and receivables
Time deposits	764		2,185
Short-term loans	2		228
Corporate bonds and other debt instruments	4,012		1,855
Available-for-sale financial assets	1,000	1,000	1,017	1,017
Office security deposits	1,170		183
Other	4		2
Total	6,952		5,470
Other financial assets, non-current
Held-to-maturity investments(1)	280	294	280	291
Loans and receivables
Time deposits	10,000	10,000	10,000	10,000
Corporate bonds and other debt instruments	2,632	2,632	6,072	6,062
Guarantee deposits(1)	3,447		413
Office security deposits	4,858	4,739	5,007	4,858
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	325	325	891	891
Available-for-sale financial assets(2)	14,141	14,141	18,094	18,094
Other	32		84
Total	35,715		40,841
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	21,532		23,601
Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	2,572		5,178
Short-term borrowings(3)	21,925		22,088
Other	–		3
Total	24,497		27,269
Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement	–	–	15	15
Other	–		159
Total	–		174

7. Financial Assets and Financial Liabilities (continued)

(1)	The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 3,445 million yen as of December 31, 2016 and 345 million yen as of September 30, 2017. The Group also had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2016 and 280 million yen as of September 30, 2017, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 10,100 million yen with a weighted average guarantee fee rate of 0.1% and for 12,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2016 and as of September 30, 2017, to comply with the Japanese Payment Services Act.

(2)	Impairment loss of 276 million yen was recognized for available-for-sale financial assets for the nine-month period ended September 30, 2016, and impairment loss of 34 million yen as well as gain on sales of 703 million yen was recognized for available-for-sale financial assets for the nine-month period ended September 30, 2017.

(3)	The weighted average interest rate of the remaining outstanding short-term borrowings was 0.1% as of December 31, 2016 and 0.1% as of September 30, 2017.

8. Issued Capital and Reserves

(1)	Shares issued
	The movements of shares issued for the nine-month period ended September 30, 2016 are as follows:

		Shares issued (Share capital with no-par value)
		Common Shares	Class A shares	Share capital (In millions of yen)
	January 1, 2016	—	174,992,000	12,596
	Conversion of class A shares to common shares(1)	174,992,000	(174,992,000)	—
	Initial public offering(2)	40,250,000	—	63,424
	Exercise of stock options	1,905,000	—	1,296

	September 30, 2016	217,147,000	—	77,316

The movements of shares issued for the nine-month period ended September 30, 2017 are as follows:

	Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2017	217,775,500	77,856
Exercise of stock options(3)	2,875,000	2,516
Issuance of common shares(4)	1,007,810	2,000
September 30, 2017	221,658,310	82,372
(1)	Through an amendment of its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of common shares and class A shares and converted all class A shares into common shares.

(2)	The Company issued 35,000,000 shares of common stock through the initial public offering of new shares on July 14, 2016. Additionally, on August 16, 2016, Nomura Securities Co., Ltd. and Morgan Stanley & Co. LLC. exercised their options to purchase 5,250,000 additional shares of common stock in an allotment of new shares.

(3)	Refer to Note 13 Share-Based Payments for further details.

(4)	In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP), the Company has decided to assign 1,007,810 of common shares to Trust & Custody Services Bank, Ltd. (Trust E). Total amount of issued shares was 4,000 million yen, which increased share capital amount by 2,000 million yen.

(2) Share premium

The movements in share premium for the nine-month period ended September 30, 2016 are as follows:

(In millions of yen)

	Share-based payments	Common control business combinations	Others(2)	Share premium total
January 1, 2016	15,023	294	3,666	18,983
Share-based payments	7,315	–	–	7,315
Exercise of stock options	(1,816)	–	1,740	(76)
Forfeiture of stock options	(55)	–	–	(55)
Initial public offering(3)	–	–	63,424	63,424
Cost related to initial public offering(5)	–	–	(571)	(571)
September 30, 2016	20,467	294	68,259	89,020

The movements in share premium for the nine-month period ended September 30, 2017 are as follows:

(In millions of yen)

	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2017	21,935	294	68,979	91,208
Share-based payments	1,273	–	–	1,273
Exercise of stock options	(3,595)	–	3,109	(486)
Forfeiture of stock options	(8)	–	–	(8)
Issuance of common shares(4)	–	–	2,000	2,000
Cost related to issuance of common shares(5)	–	–	(22)	(22)
Acquisition of non-controlling interests	–	–	(52)	(52)
September 30, 2017	19,605	294	74,014	93,913
(1)	Refer to Note 13 Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)	The Company issued 35,000,000 of common share through the initial public offering of new shares on July 14, 2016. Additionally, on August 16, 2016, Nomura Securities Co., Ltd. and Morgan Stanley & Co. LLC. exercised their options to purchase 5,250,000 additional shares of common share in an allotment of new shares.
(4)	In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017, the Company has decided to assign 1,007,810 common share to Trust & Custody Services Bank, Ltd. (Trust E). Total amount of issuing price of shares was 4,000 million yen, which increased capital amount by 2,000 million yen.
(5)	Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(3) Treasury shares

The movements in treasury shares for the nine-month period ended September 30, 2017 are as follows:

	Number of shares (Common share with no-par value)	Amount (In millions of yen)
January 1, 2017	–	–
Movements during the period (1)	1,007,810	4,000
September 30, 2017	1,007,810	4,000
(1)	Resulted from the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017, including the issuance of 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E), whose total amount was 4,000 million yen.

9. Supplemental Cash Flow Information

Transfer of Camera Application Business to Snow Corporation

On May 1, 2017, the Group has transferred the camera application business, which was operated by a wholly owned subsidiary, LINE Plus Corporation, to Snow Corporation, an associate of the Group. The transferred camera application business includes services such as B612, LINE Camera, Foodie and Looks.

The Group acquired 208,455 newly issued common shares of Snow Corporation in exchange for the camera application business. The number of common shares newly issued by Snow Corporation was determined based on the ratio of the fair value of the camera application business transferred as well as the cash and cash equivalent comparing to the enterprise value of Snow Corporation. As a result of this transaction, the Group’s ownership of Snow Corporation increased from 25.0% to 48.6%, while NAVER’s ownership decreased from 75.0% to 51.4%. In August 2017, the Group’s ownership of Snow Corporation decreased to 45.0%, while NAVER’s ownership increased to 55.0% as a result of additional capital injections by the Company and NAVER. The Group continues to account for its ownership in Snow Corporation using the equity method. Refer to Note 17 Investments in Associates and Joint Ventures for more details.

The common shares of Snow Corporation received in exchange for the camera application business are measured and recorded at fair value as of the transaction date. The fair value of the common shares were measured based on the fair value of the camera application business which was estimated using the discounted cash flow method. The assets and liabilities of the camera application business transferred to Snow Corporation are presented below.

(In millions of yen)

Current assets	603
Cash and cash equivalents	581
Other current assets	22
Non-current assets	71
Current liabilities	(133)
Non-current liabilities	(334)
Net assets transferred	207
Consideration received in exchange for the transfer of camera application business	10,651
Gain on transfer of business(1)	10,444
(1)	This amount is included in “Other operating income” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.

Material non-cash transactions

(1)  Acquisition of treasury shares by issuance of common shares
In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP), which has been resolved at board of directors’ meeting held at June 26, 2017, the Company has issued 1,007,810 of common shares to Trust & Custody Services Bank, Ltd. (Trust E), and payment process has completed on July 18, 2017. The Company’s share held by the trust is accounted for treasury shares in the Interim Condensed Consolidated Statement of Financial Position.
As a result, the amounts of share capital, share premium, and treasury shares as of September 30, 2017 were increased by 2,000 million yen, 2,000 million yen and 4,000 million yen, respectively.

(2)  Acquisition of interest in subsidiaries by debt equity swap
On June 19, 2017, the Group provided loan to NextFloor Corporation (“NextFloor”) for the amount of 1,976 million yen. Subsequently, on July 24, 2017, the all of the loan was converted into common share of NextFloor through the process of acquiring 51.0% interests of NextFloor. Refer to Note 15 Business Combinations for further details.

10. Discontinued Operations

The Group acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision to focus on its core LINE business and portal segment. On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the nine-month periods ended September 30, 2016 and 2017 are presented below.

(In millions of yen)

	2016	2017
Revenues	444	–
Other operating income	0	–
Expenses(1)	(3,143)	(17)
Loss before tax from discontinued operations	(2,699)	(17)
Income tax benefits on disposal(2)	936	6
Loss for the period from discontinued operations (attributable to the shareholders of the Company)	(1,763)	(11)
(1)	In connection with the abandonment of the MixRadio business on March 21, 2016, restructuring expenses related to employee termination benefits of 1,165 million yen and office lease termination fees of 126 million yen have been incurred.

(2)	The income tax benefits for the nine-month periods ended September 30, 2016 and 2017 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss during the periods.

The aggregated cash flow information for the discontinued operations for the nine-month periods ended September 30, 2016 and 2017 are presented below.

(In millions of yen)

	2016	2017
Operating	(4,672)	(104)
Investing	7	–
Financing	–	–
Net cash outflow	(4,665)	(104)

11. Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the nine-month period ended September 30,

(In millions of yen, except number of shares)

	2016	2017
Profit for the period attributable to the shareholders of the Company from continuing operations	7,078	12,085
Loss for the period attributable to the shareholders of the Company from discontinued operations	(1,763)	(11)
Total profit for the period attributable to the shareholders of the Company for basic and diluted earnings per share	5,315	12,074
Weighted average number of total common shares and class A shares	186,259,776	219,454,045
Weighted average number of total treasury shares	–	(275,860)
Weighted average number of total common shares and class A shares for basic earnings per share(1)	186,259,776	219,178,185
Effect of dilution:
Stock options	20,672,714	17,987,524
Employee Stock Ownership Plan (J-ESOP)	–	41,135
Weighted average number of total common shares and class A shares adjusted for the effect of dilution(1)	206,932,490	237,206,844

For the three-month period ended September 30,

(In millions of yen, except number of shares)

	2016	2017
Profit for the period attributable to the shareholders of the Company from continuing operations	2,853	1,805
Loss for the period attributable to the shareholders of the Company from discontinued operations	(97)	(4)
Total profit for the period attributable to the shareholders of the Company for basic and diluted earnings per share	2,756	1,801
Weighted average number of total common shares	208,310,694	220,708,949
Weighted average number of total treasury shares	–	(812,750)
Total profit for the period attributable to the shareholders of the Company for basic and diluted earnings per share	208,310,694	219,896,199
Effect of dilution:
Stock options	20,109,292	17,377,802
Employee Stock Ownership Plan (J-ESOP)	–	39,709
Weighted average number of total common shares	228,419,986	237,313,710

11. Earnings per Share (continued)

(1)	Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares and converted all outstanding common shares into class A shares; therefore, the weighted average number of shares for the nine-month period ended September 30, 2016 include average number of common shares and class A shares. Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and converted all class A shares into common shares.

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. Potential common shares used in the calculation of diluted earnings per share for the nine-month period ended September 30, 2016, included options representing 23,559,500 shares which were outstanding as of September 30, 2016 as they had a dilutive impact.

Potential common shares used in the calculation of diluted earnings per share for the nine-month period ended September 30, 2017, included options representing 22,678,569 shares which were outstanding as of September 30, 2017 as their impact was dilutive.

The Company has granted 23,860 of stock options (warrants) to directors and executive officers of the Company and a director of a subsidiary with the grant date of July 18, 2017. Upon exercise of those stock options, common shares of 2,386,000 will be issued.

Moreover, the Company has issued 1,007,810 of new common shares through a third-party allotment in accordance with the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017. Refer to Note 8 Issued Capital and Reserves for further details.

12. Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the interim condensed consolidated financial statements based on the following inputs:

	–	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

–

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

–

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets measured at fair values on a recurring basis in the Interim Consolidated Statement of Financial Position as of December 31, 2016 and September 30, 2017 are as follows:
(In millions of yen)

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	–	–	325	325
Available-for-sale financial assets
Listed equity securities	2,346	–	–	2,346
Private equity and other financial instruments	–	–	12,795	12,795
Total	2,346	–	13,120	15,466

(In millions of yen)

September 30, 2017	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	–	–	891	891
Available-for-sale financial assets
Listed equity securities	1,638	–	–	1,638
Private equity and other financial instruments	–	–	17,473	17,473
Total	1,638	–	18,364	20,002

There have been no transfers among Level 1, Level 2 and Level 3 during the nine-month period ended September 30, 2017, except for the transfer from Level 1 to Level 3 as described in (3) below.

12. Fair Value Measurements (continued)

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:
(In millions of yen)

	2016		2017
	Private equity investments	Conversion right and redemption right of preferred stock	Private equity and other financial instruments	Conversion right and redemption right of preferred stock
Fair value as of January 1	13,648	871	12,795	325
Total (loss)/gain for the period:
Included in profit or loss(1)	(12)	(676)	258	470
Included in other comprehensive income (2)	(689)	–	1,017	–
Comprehensive (loss)/income	(701)	(676)	1,275	470
Purchases	243	188	2,795	90
Sales	–	–	(449)	–
Return of capital	(8)	–	(31)	–
Increase due to business combination	–	–	602	–
Transfers in(3)	–	–	326	–
Effect of exchange rate changes	(1,136)	(97)	160	6
Fair value as of September 30,	12,046	286	17,473	891
(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	This amount is included in “Net change in fair value” of available-for-sale financial assets in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.
(3)	During the nine-month period ended September 30, 2017, a company was delisted from a stock exchange in the U.S. subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 1 to Level 3.

12. Fair Value Measurements (continued)

(4)	Valuation techniques and inputs

Assets measured at fair value on a recurring basis in the Interim Consolidated Statement of Financial Position

Conversion right and redemption right of preferred stock

The conversion right and redemption right of preferred stock are embedded derivatives. Such conversion right and redemption right are bifurcated from the underlying preferred stock and measured at fair value using a binomial option pricing model. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of certain conversion right and redemption right of preferred stock:
Valuation technique	Significant unobservable input	December 31, 2016	September 30, 2017
Binomial option pricing model	Comparable listed companies’ average historical volatility	13.6% - 39.6%	30.9% - 49.7%
	Discount rate	1.6%	2.1% - 2.6%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Private equity and other financial instruments

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2016 and September 30, 2017.

Unlisted equity securities are measured at fair value either based on the most recent transactions, or using other market approaches and option pricing model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2016	September 30, 2017
Market approach - market comparable companies	EBITDA multiple	10.4	16.0
	Revenue multiple	1.7 - 3.6	3.0 - 3.4
	Liquidity discount	30%	30%
Option pricing model	Comparable listed companies’ average historical volatility	39.6% - 78.9%	49.7% - 76.2%
	Discount rate	(0.1%) - 1.6%	0.1% - 2.6%
Discount cash flow model	Discount rate	16.8%	12.8% - 14.9%

A significant increase (decrease) in the EBITDA and revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

13. Share-Based Payments

The Group has Share-Based Payments Plan as incentive plans for directors and employees.

(1) Stock Option Plan

Each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. The price of those stock options, which were granted during the year ended December 31, 2012 and 2013 was 344 yen, whereas that of those options, which were granted during the year ended December 31, 2014 and 2015 was 1,320 yen.

During the nine-months period ended September 30, 2017, the Company has granted 23,860 of stock options equivalent to 2,386,000 of common shares. The exercise price of stock options granted during the nine-month period ended September 30, 2017 was 4,206 yen.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted during the years ended December 31, 2012, 2013, 2014 and 2015 vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the nine-month period ended September 30, 2017 vest 25% of stock options per year over a period of four years from the grant date and are exercisable from the vesting date until July 18, 2027.

Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

i.	Movements during the nine-month period ended September 30, 2017

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the nine-month period ended September 30, 2017:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2017	22,911,500	653
Granted during the period	2,386,000	4,206
Forfeited during the period	(6,000)	1,320
Exercised during the period(1)	(2,875,000)	706
Expired during the period	–	–
Outstanding at September 30, 2017	22,416,500	1,024
Exercisable at September 30, 2017	20,030,500	645

(1) The weighted average share price at the date of exercise of these options was 3,825 yen.

ii.	The options outstanding as of September 30, 2017 had an exercise price in the range of 344 yen to 4,206 yen, and the weighted average remaining contractual life for the stock options outstanding as of September 30, 2017 was 6.3 years.

iii.	The following table lists the inputs to the model used for deriving the fair value of the stock options granted for the nine-month period ended September 30, 2017.
2017
Dividend yield	0.0%
Expected volatility	44.9 – 45.7%
Risk-free interest rate	(0.04%) – 0.00%
Expected life of stock options (years)	5.5 – 7
Expected price (yen)	4,206
Share price per common share at the grant date (yen)	3,840
Model used	Black-Scholes
The weighted average fair value of the options granted on July 18, 2017 was 1,545 yen on a per-common share basis.

The expected volatility was derived from the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Company and the Group, and such volatility is assumed to be indicative of future trends, which may not necessarily be the actual outcome.

iv.	The Group has recognized 7,313 million yen and 1,132 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2016 and 2017, respectively.

(2) Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares to the employees of the Group on July 18, 2017. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. And the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020.

i.	Movements during the nine-month period ended September 30, 2017

The following table illustrates the movements in outstanding points during the nine-month period ended September 30, 2017:

J-ESOP (Equity-settled)
Number (Points(1))
Outstanding at January 1, 2017	–
Granted during the period	262,069
Forfeited during the period	(4,606)
Exercised during the period	–
Expired during the period	–
Outstanding at September 30, 2017	257,463
Exercisable at September 30, 2017	–

(1) One point is equal to one share.

ii.	The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points, and the weighted average remaining contractual life as of September 30, 2017 was 1.7 years.

iii.	The fair value of the points issued on July 18, 2017 was the share price of the day the points were granted, 3,840 yen.

iv.	The Group has recognized nil and 141 million yen of share-based compensation expenses associated with Equity-settled J-ESOP in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2016 and 2017, respectively.

(3) Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 573,545 shares to the employees of the Group on July 18, 2017. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. And the trust sells the shares of the Company which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020.

i.	Movements during the nine-month period ended September 30, 2017

The following table illustrates the movements in outstanding points during the nine-month period ended September 30, 2017:

J-ESOP (Cash-settled)
Number (points(1))
Outstanding at January 1, 2017	–
Granted during the period	573,545
Forfeited during the period	(10,799)
Exercised during the period	–
Expired during the period	–
Outstanding at September 30, 2017	562,746
Exercisable at September 30, 2017	–

(1) One point is equal to one share.

ii.	The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points, and the weighted average remaining contractual life as of September 30, 2017 was 1.7 years.

iii.	The fair value of the points issued on July 18, 2017 was 4,065 yen as measured as of September 30, 2017.

iv.	The Group has recognized nil and 324 million yen of share-based compensation expenses associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2016 and 2017, respectively.

v.	The Group has recognized nil and 324 million yen of liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2016 and September 30, 2017, respectively. The amount of the liabilities were not fixed as of December 31, 2016 and September 30, 2017.

14. Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the nine-month periods ended September 30, 2016 and 2017, as well as balances with related parties as of December 31, 2016 and September 30, 2017.

(1)	Significant related party transactions during the nine-month period ended September 30, 2016, and outstanding balances with related parties as of December 31, 2016, are as follows:
	(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	264	67
Subsidiary of parent company	NAVER Business Platform Corp. (2)	Operating expenses	5,412	(902)

(1)	LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 264 million yen in connection with the advertising services provided to NAVER for the nine-month period ended September 30, 2016.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.

(3)	The receivables and payable amounts outstanding are unsecured and will be settled in cash.

14. Related Party Transactions (continued)

(2)	Significant related party transactions during the nine-month period ended September 30, 2017 and outstanding balances with related parties as of September 30, 2017, are as follows:
(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/(payable) balances(3)
Parent company	NAVER	Advertising service(1)	412	149
Subsidiary of parent company	NAVER Business Platform Corp. (2)	Operating expenses	6,291	(899)
Associate of the Group	Snow Corporation	Transfer of camera application business(4)	10,651	-

(1)	LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 412 million yen in connection with the advertising services provided to NAVER for the nine-month period ended September 30, 2017.
(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)	In May 2017, LINE Plus Corporation has transferred its camera application business to Snow Corporation. In exchange of the transfer of the business, LINE Plus Corporation received 208,455 newly issued common shares of Snow Corporation, and the transaction amount represents the fair value of the newly issued common shares received on the transaction date. Refer to Note 9 Supplemental Cash Flow Information for further details.

(3) The total compensation of key management personnel for the nine-month periods ended September 30, 2016 and 2017 are as follows:

(In millions of yen)

	2016	2017
Salaries (including bonuses)	328	554
Share-based payments(1)	4,285	679
Total	4,613	1,233

(1) Refer to Note 13 Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

15. Business Combinations

Acquisition in 2016
Acquisition of M.T. Burn

On February 29, 2016, the Group acquired 50.5% of the voting shares of M.T. Burn Inc., (“M.T. Burn”), an unlisted company based in Japan, specializing in developing and providing a native mobile advertising platform, “Hike”. M.T. Burn became a consolidated subsidiary. The Group acquired M.T. Burn for the purpose of enhancing the Group’s knowledge and technological capability for advertising. The final purchase price allocation of M.T. Burn was completed in the second quarter of 2016.

Assets acquired and liabilities assumed

The identifiable assets and liabilities of M.T. Burn, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In millions of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	87
Trade receivables, net	83
Customer relationships	401
Software	26
Deferred tax assets	88
Other assets	1
686
Liabilities
Trade and other payables	78
Other financial liabilities, current	50
Other financial liabilities, non-current	210
Deferred tax liabilities	149
Other liabilities	13
500
Total identifiable net assets at fair value	186
Non-controlling interest	(92)
Goodwill	416
Total consideration	510

All consideration was paid in cash. The fair value of the trade receivables was 83 million yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

15. Business Combinations (continued)

Acquisition in 2016 (continued)
Acquisition of M.T. Burn (continued)

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

Goodwill of 416 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, M.T. Burn had contributed 252 million yen to the revenue of the Group and had reduced profit before tax from continuing operations of the Group by 582 million yen. If the combination had taken place on January 1, 2016, revenue for the Group from continuing operations would have been 103,376 million yen and the profit before tax from continuing operations for the Group would have been 15,256 million yen for the nine-month period ended September 30, 2016.

Transaction costs of 5 million yen have been expensed and are included in “Other operating expenses” in the Interim Condensed Consolidated Statement of Profit or Loss.

(In millions of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(510)
Net cash and cash equivalents acquired at the acquisition date	87
Net cash flows on acquisition (included in cash flows from investing activities)	(423)

Acquisition in 2017
Acquisition of NextFloor Group

On July 24, 2017, the Group acquired 51.0% of the voting shares of NextFloor Corporation. (“NextFloor”), an unlisted company based in Korea, specializing in developing and publishing smartphone games. As a result of the acquisition, the Group obtained control, and NextFloor and its subsidiaries (“NextFloor Group”) became consolidated subsidiaries of the Group. The Group acquired NextFloor for the purpose of acquiring an organizational structure to develop and operate mainly middle core game contents. The preliminary allocation of the consideration given related to this business combination, which is subject to change until the end of the measurement periods was as follows:

Assets acquired and liabilities assumed

The identifiable assets and liabilities of NextFloor Group, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In millions of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	3,922
Trade receivables, net	335
Other financial assets, current	307
Other financial assets, non-current	754
Property and equipment	145
Intangible assets
Software	153
Publishing rights	1,640
Other intangible assets	277
Investments in associates	805
Other assets	320
8,658
Liabilities
Trade and other payables	404
Other financial liabilities, current	2,099
Other financial liabilities, non-current	63
Deferred tax liabilities	391
Other liabilities	264
3,221
Total identifiable net assets at fair value	5,437
Non-controlling interest	(2,664)
Goodwill	3,154
Total consideration	5,927

All consideration was paid in cash except for the loan receivables of 1,976 million yen from the Group to NextFloor, which was converted into the common shares of NextFloor. The fair value of the trade receivables was 346 million yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

Goodwill of 3,154 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

15. Business Combinations (continued)

Acquisition in 2017 (continued)
Acquisition of NextFloor Group (continued)

From the date of acquisition, NextFloor Group had contributed 300 million yen to the revenue of the Group and had reduced profit before tax from continuing operations of the Group by 250 million yen. If the combination had taken place on January 1, 2017, revenue for the Group from continuing operations would have been 122,171 million yen and the profit before tax from continuing operations for the Group would have been 19,770 million yen for the nine-month period ended September 30, 2017.

Transaction costs of 18 million yen have been expensed and are included in “Other operating expenses” in the Interim Condensed Consolidated Statement of Profit or Loss.

(In millions of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(5,927)
Debt equity swap	1,976
Net cash and cash equivalents acquired at the acquisition date	1,946
Net cash flows on acquisition (included in cash flows from investing activities)	(2,005)

16. Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries which were newly consolidated during the nine-month period ended September 30, 2017, and subsidiaries in which the Group’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2016	September 30, 2017
LINE Friends Inc. (1)	Character goods business	United States of America	–	100.0%
LINE Friends (Shanghai) Commercial Trade Co., Ltd. (2)	Character goods business	China	–	100.0%
LINE Vietnam Co., Ltd. (3)	Online advertisement	Vietnam	95.0%	100.0%
Gatebox Inc. (4)	Development of IoT hologram technology	Japan	–	51.0%
LINE Digital Technologies India Private Limited (5)	Mobile advertising	India	100.0%	–
Kiwiple Inc. (6)	Development of applications	Korea	–	–
LINE Games Corporation (7)	Development and operation of games business	Korea	–	100.0%
BALIE Corporation(8)	Sales agency for LINE@	Japan	–	60.0%
NextFloor Corporation.(9)	Development and operation of games	Korea	–	51.0%
STAIRS Corporation(10)	Development of games	Japan	–	51.0%
Rooftop Games Corp.(11)	Development and operation of games	Korea	–	51.0%
NextFloor Basement Lab Corp.(12)	Development of games	Korea	–	51.0%
MSQUARED MANAGEMENT LIMITED(13)	Development of games	Hong Kong	–	51.0%
MFC Co., Ltd.(14)	Development of games	China	–	51.0%
InnoAG. inc(15)	Development of games	Korea	–	34.0%
PiG Corporation(16)	Development of games	Korea	–	54.3%
Studio 4LEAF Corporation(17)	Development of games	Korea	–	30.6%
LINE Friends Japan Corporation(18)	Character goods business	Japan	–	100.0%
LINE TICKET Corporation(19)	Provision of digital ticket service	Japan	–	51.0%

(1)	LINE Friends Corporation, established LINE Friends America, LLC in February 2017 and renamed as LINE Friends Inc. in May 2017.
(2)	LINE Friends Corporation established LINE Friends (Shanghai) Commercial Trade Co., Ltd. in March 2017.
(3)	LINE Plus Corporation acquired additional shares of LINE Vietnam Co., Ltd. in March 2017 from a third party, resulting in LINE Vietnam Co., Ltd. to become a wholly owned subsidiary of the Group.
(4)	The Company acquired Gatebox Inc. (renamed from vinclu Inc. in July 2017) in April 2017, resulting in the 51.0% ownership.
(5)	LINE Digital Technologies India Private Limited was liquidated in May 2017.
(6)	LINE Plus Corporation acquired Kiwiple Inc. in June 2017, which was subsequently merged into LINE Plus Corporation in September 2017.
(7)	The Company established LINE Games Corporation in June 2017.
(8)	LINE Business Partners acquired BALIE Corporation in July 2017, resulting in the Group’s 60.0% ownership.
(9)	LINE Games Corporation acquired NextFloor Corporation. in July 2017, resulting in the Group’s 51.0% ownership.
(10)	NextFloor Corporation. owns shares of STAIRS Corporation, resulting in the 51.0% ownership of STAIRS Corporation by the Group.
(11)	NextFloor Corporation. owns shares of Rooftop Games Corp., resulting in the 51.0% ownership of Rooftop Games Corp. by the Group.
(12)	NextFloor Corporation. owns shares of NextFloor Basement Lab Corp., resulting in the 51.0% ownership of NextFloor Basement Lab Corp. by the Group.
(13)	NextFloor Corporation. owns shares of MSQUARED MANAGEMENT LIMITED, resulting in the 51.0% ownership of MSQUARED MANAGEMENT LIMITED by the Group.
(14)	NextFloor Corporation. owns shares of MFC Co., Ltd., resulting in the 51.0% ownership of MFC Co., Ltd. by the Group.
(15)	NextFloor Corporation. owns 34.1% interest in InnoAG. inc, and LINE Games Corporation acquired 16.7% interest in InnoAG. inc, from a third-party in September 2017, resulting in the 34.1% ownership of InnoAG. inc by the Group.
(16)	NextFloor Corporation. owns 34.4% interest in PiG Corporation, and LINE Games Corporation acquired 36.8% interest in PiG Corporation from a third-party in September 2017, resulting in the 54.3% ownership of PiG Corporation by the Group.
(17)	NextFloor Corporation. owns shares of Studio 4LEAF Corporation, resulting in the 30.6% ownership of Studio 4LEAF Corporation by the Group.
(18)	The Company established LINE Friends Japan Corporation and transferred its LINE Friends store business to LINE Friends Japan Corporation in September 2017.
(19)	The Company established LINE TICKET Corporation with third-parties in September 2017, resulting in the 51.0% ownership of LINE TICKET Corporation by the Company.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Exchange.

17. Investments in Associates and Joint Ventures

Investment in K-Fund I
In January 2017, the Group and NAVER established K-Fund I, which invests in start-up companies in technology and digital sectors in Europe. The Group’s and NAVER’s interests in this associate are 49.9% and 50.0%, respectively. The Group’s carrying amount of the investment in this associate was 1,317 million yen as of September 30, 2017.

Investment in Orfeo SoundWorks Corporation
In June 2017, LINE Friends Corporation acquired a 20.7% interest in Orfeo SoundWorks Corporation to develop and sell products with Orfeo SoundWorks Corporation’s technology such as earphones and headsets. The Group’s carrying amount of the investment in this associate was 113 million yen as of September 30, 2017.

Business transfer of camera application business to Snow Corporation
In May 2017, the Group has transferred its camera application business, which was a part of LINE Plus Corporation, to Snow Corporation, an associate of the Group. In exchange for this transfer, the Group has acquired common shares of Snow Corporation. Refer to Note 9 Supplemental Cash Flow Information for further details.
In August 2017, the Company and NAVER have injected capital to Snow Corporation 984 million yen and 3,938 million yen, respectively. As a result, the share of the Group has decreased from 48.6% to 45.0%.
The Group’s carrying amount of the investment in this associate was 13,332 million yen as of September 30, 2017.
For the nine-month period ended September 30, 2017, the share of loss of associates and joint ventures consisted of loss arising from Snow Corporation of 3,150 million yen.

Investment in Oozoo Inc.
In July 2017, the Group acquired NextFloor Corporation., and NextFloor Corporation. owns a 44.5% interest in Oozoo Inc., a game developing company. As the Group has significant influence over Oozoo Inc., the Group accounts for its ownership in Oozoo Inc. using the equity method. The Group’s carrying amount of the investment in this associate was 415 million yen as of September 30, 2017.

Investment in Nano Interactive Inc.
In July 2017, the Group acquired NextFloor Corporation., and NextFloor Corporation. owns 35.5% interest in Nano Interactive Inc., a game developing company. As the Group has significant influence over Nano Interactive Inc., the Group accounts for its ownership in Nano Interactive Inc. using the equity method. The Group’s carrying amount of the investment in this associate was 65 million yen as of September 30, 2017.

18. Other Operating Expenses

Other operating expenses for the nine-month period ended September 30, 2017, consist of various operating expenses, including 4,386 million yen of rent, 2,881 million yen of cost of goods, and 1,691 million yen of supply expenses compared to 2,258 million yen, 2,556 million yen and 752 million yen, respectively, for the nine-month period ended September 30, 2016. Rent and supply expenses increased mainly due to the relocation of headquarter offices.

19. Subsequent Events

Not applicable.

2 Others

Not applicable.

B. Information on guarantors

Not applicable.

CONTACT:
LINE Global PR
Michiko Setsu, +81 3 4316 2104
dl_gpr@linecorp.co